                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*


                           HANOVER COMPRESSOR COMPANY
                  ---------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.001 par value
                  ---------------------------------------------
                         (Title of Class of Securities)


                                   410768 10 5
                  ---------------------------------------------
                                 (CUSIP Number)


                                December 31, 2001
                  ---------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed.
         [ ]    Rule 13d-1(b)
         [ ]    Rule 13d-1(c)
         [X]    Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))
                               Page 1 of 9 Pages

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CUSIP No. 410768 10 5                   13G                   Page 2 of 9 Pages

------------------------------------------------------------------------------
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)
        GKH Investments, L.P.
------------------------------------------------------------------------------
(2)     Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)  [ ]
        (b)  [X]
------------------------------------------------------------------------------
(3)     SEC Use Only

------------------------------------------------------------------------------
(4)     Citizenship or Place of Organization
        Delaware

------------------------------------------------------------------------------
Number of Shares           (5)  Sole Voting Power
 Beneficially Owned                17,607,237
 by Each Reporting         ---------------------------------------------------
 Person With               (6)  Shared Voting Power
                                   -0-
                           ---------------------------------------------------
                           (7)  Sole Dispositive Power
                                   17,607,237
                           ---------------------------------------------------
                           (8) Shared Dispositive Power
                                   -0-
----------------------------------------------------------------------------
(9)     Aggregate Amount Beneficially Owned by Each Reporting Person
        17,607,237

 ----------------------------------------------------------------------------
(10)    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)
        [ ]
----------------------------------------------------------------------------
(11)    Percent of Class Represented by Amount in Row (9)
        22.2%

----------------------------------------------------------------------------
(12)    Type of Reporting Person (See Instructions)
        PN

----------------------------------------------------------------------------

CUSIP No. 410768 10 5                   13G                   Page 3 of 9 Pages


------------------------------------------------------------------------------
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)
         GKH Partners, L.P.
------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)  [ ]
         (b)  [X]
------------------------------------------------------------------------------
(3)      SEC Use Only

------------------------------------------------------------------------------
(4)      Citizenship or Place of Organization
         Delaware

------------------------------------------------------------------------------
Number of Shares           (5)  Sole Voting Power
 Beneficially Owned               667,558
 by Each Reporting         ---------------------------------------------------
 Person With               (6)  Shared Voting Power
                                  -0-
                           ---------------------------------------------------
                           (7)  Sole Dispositive Power
                                  667,558
                           ---------------------------------------------------
                           (8) Shared Dispositive Power
                                  -0-
----------------------------------------------------------------------------
(9)      Aggregate Amount Beneficially Owned by Each Reporting Person
         667,558
 ----------------------------------------------------------------------------
(10)     Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)
         [ ]
----------------------------------------------------------------------------
(11)     Percent of Class Represented by Amount in Row (9)
         0.8%

----------------------------------------------------------------------------
(12)     Type of Reporting Person (See Instructions)
         PN

----------------------------------------------------------------------------

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CUSIP No. 410768 10 5                   13G                   Page 4 of 9 Pages


Item 1(a).  Name Of Issuer:

         Hanover Compressor Company

Item 1(b).  Address of Issuer's Principal Executive Offices:

         12001 North Houston Rosslyn
         Houston, Texas  77086

Item 2(a).  Name of Person Filing:

         (i)      GKH Investments, L.P.; and

         (ii)     GKH Partners, L.P.

Item 2(b).  Address of Principal Business Office or, if none, Residence:

         (i)      GKH Investments, L.P.
                  200 West Madison Street
                  Suite 3800
                  Chicago, Illinois 60606

         (ii)     GKH Partners, L.P.
                  200 West Madison Street
                  Suite 3800
                  Chicago, Illinois 60606

Item 2(c).  Citizenship:

         (i)      GKH Investments, L.P. - Delaware

         (ii)     GKH Partners, L.P. - Delaware

Item 2(d).  Title of Class of Securities:

         Common stock, $0.001 par value per share.

Item 2(e).  CUSIP Number:

         410768 10 5

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CUSIP No. 410768 10 5                   13G                   Page 5 of 9 Pages

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
(c), check whether filing person is a:

        (a) [ ] Broker or dealer registered under Section 15 of the Act

        (b) [ ] Bank as defined in Section 3(a)(6) of the Act

        (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act

        (d) [ ] Investment company registered under Section 8 of the Investment Company Act

        (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

        (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

        (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G)

        (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

        (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

        (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

        If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

Item 4.  Ownership

        1.  GKH Investments, L.P.

            (a) Amount Beneficially Owned:
            As of December 31, 2001:  17,607,237 shares

            (b) Percent of Class:  22.2%

            (c) Number of shares as to which the person has:

                (i)   sole power to vote or direct the vote:     17,607,237

                (ii)  shared power to vote or direct the vote:        -0-

                (iii) sole power to dispose or to direct the disposition of:
                                                                 17,607,237

                (iv)  shared power to dispose or to direct the disposition of:
                                                                      -0-

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CUSIP No. 410768 10 5                   13G                   Page 6 of 9 Pages

         2.  GKH Partners, L.P.

                  (a)    Amount Beneficially Owned:
                  As of December 31, 2001:  667,558 shares*

                  (b)    Percent of Class:  0.8%

         * While, as the general partner of GKH Investments, L.P., GKH Partners, L.P. may be deemed to be the beneficial owner of stock held by GKH Investments, L.P., GKH Partners, L.P. expressly disclaims any such beneficial ownership.

                  (c)    Number of shares as to which the person has:

                         (i)   sole power to vote or direct the vote:  667,558

                         (ii)  shared power to vote or direct the vote:  -0-

                         (iii) sole power to dispose or to direct the
                               disposition of:                         667,558

                         (iv)  shared power to dispose or to direct the
                               disposition of:                            -0-

Item 5.  Ownership of Five Percent or Less of a Class.

         If this Schedule is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent on the class of securities, check the following box. [ ]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.

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CUSIP No. 410768 10 5                   13G                   Page 7 of 9 Pages

         By signing below, I certify that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature.

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2002                  GKH INVESTMENTS, L.P.,
                                          a Delaware limited partnership

                                            By:  GKH PARTNERS, L.P.,
                                            a Delaware limited partnership,
                                            its general partner

                                            By:  JAKK HOLDING CORP.,
                                            a Nevada corporation,
                                            its general partner

                                            /s/ Melvyn N. Klein
                                            -----------------------------
                                            Melvyn N. Klein
                                            President

Date:  February 14, 2002                  GKH PARTNERS, L.P.,
                                          a Delaware limited partnership

                                            By:  JAKK HOLDING CORP.,
                                            a Nevada corporation,
                                            its general partner

                                            /s/ Melvyn N. Klein
                                            -----------------------------
                                            Melvyn N. Klein
                                            President

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CUSIP No. 410768 10 5                   13G                   Page 8 of 9 Pages

                                  EXHIBIT INDEX

Exhibit No.       Description                                           Page No.
-----------       -----------                                           --------

    99.1     Joint Filing Agreement, dated as of February 14, 2002, by
             and between GKH Investments, L.P. and GKH Partners, L.P       9